                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2002

                                AT&T CANADA INC.
                (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F  | |                   Form 40-F  |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes   | |                        No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AT&T CANADA INC.
                                 (Registrant)


Date: August 14, 2002            By: /s/ Scott Ewart
                                         ---------------------------------------
                                 Name:   Scott Ewart
                                 Title:  Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

                                AT&T CANADA INC.

                   CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2002
                                    AND 2001

            MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


                                   (UNAUDITED)
                       (in thousands of Canadian dollars)

                                AT&T CANADA INC.
                           CONSOLIDATED BALANCE SHEETS
                            (in thousands of dollars)


                                                               JUNE 30           DECEMBER 31,
                                                                2002                 2001
                                                            -------------     -----------------
                                                             (unaudited)          (audited)
                                                                              (Note 1 restated)
ASSETS
Current assets:
     Cash and cash equivalents                              $  425,651            $  537,294
     Accounts receivable (note 4)                              198,109                70,640
     Other current assets                                       23,408                14,154
                                                            ----------            ----------
                                                               647,168               622,088

Property, plant and equipment (note 5)                         979,655             2,180,773
Goodwill (note 6)                                                    -             1,639,065
Deferred pension asset                                          46,373                45,174
Deferred foreign exchange                                            -               114,842
Other assets, net (note 7)                                      61,872               132,238
                                                            ----------            ----------
                                                            $1,735,068            $4,734,180
                                                            ==========            ==========

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities:
     Accounts payable                                       $   67,532            $   63,291
     Accrued liabilities                                       299,215               267,229
     Accrued interest payable                                   61,736                70,004
     Income taxes payable                                        5,988                 5,584
     Current portion of capital lease obligations (note 8)       2,388                 1,930
                                                            ----------            ----------
                                                               436,859               408,038

Long term debt (note 8)                                      4,570,604             4,672,738
Other long-term liabilities                                     65,216                45,110
Deferred foreign exchange                                       71,478                     -

Shareholders' deficiency
     Common shares (a)                                       1,158,097             1,133,664
     Warrants                                                      709                   709
     Deficit                                                (4,567,895)           (1,526,079)
                                                            ----------            ----------
                                                            (3,409,089)             (391,706)
                                                            ----------            ----------
                                                            $1,735,068            $4,734,180
                                                            ==========            ==========


Basis of presentation (note 2)
Reconciliation to accounting principles generally accepted in the United States (note 15)
Other commitments and contingencies (note 16)
Subsequent events (notes 2 and 17)

     See accompanying Notes to Consolidated Condensed Financial Statements


Supplemental Information:


(a) Share Capital is comprised of convertible Class A Voting and Class B Non-Voting Shares

                                AT&T CANADA INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                            (in thousands of dollars)
                                   (unaudited)


                                          THREE MONTHS ENDED                  SIX MONTHS ENDED
                                               JUNE 30,                           JUNE 30,
                                         2002             2001              2002             2001
                                     -----------        ---------        ----------        ----------
                                                         (Note 1                            (Note 1
                                                        restated)                           restated)
Revenue                              $   384,857        $ 375,167        $  768,688        $  763,031

Expenses:
Service costs                            251,056          245,462           506,225           492,653
Selling, general and administrative       83,318          104,157           173,955           213,271
                                     -----------        ---------        ----------        ----------

Earnings before interest,
taxes, depreciation and
amortization, provision for
restructuring and write-
down of long-lived assets                 50,483           25,548            88,508            57,107

Provision for restructuring and
write-down of long-lived
assets (note 9)                       (1,273,754)               -        (1,273,754)                -
                                     -----------        ---------        ----------        ----------
Earnings (loss) before
interest, taxes, depreciation
and amortization                      (1,223,271)          25,548        (1,185,246)           57,107

Depreciation and amortization             91,074          112,701           182,100           221,049
                                     -----------        ---------        ----------        ----------

Loss from operations                  (1,314,345)         (87,153)       (1,367,346)         (163,942)

Other income (expense):
  Interest income                          2,192            7,096             4,463             8,605
  Interest expense                      (105,952)        (103,066)         (212,090)         (191,362)
  Foreign exchange gain (loss)            79,552           15,140            80,844            19,401
  Write-down of long-term investments
  and other assets (note 7)              (11,855)               -           (11,855)                -
  Other income (expense)                  (1,490)          (4,567)           (1,846)          (10,897)
                                     -----------        ---------        ----------        ----------

Loss before provision for
income taxes                          (1,351,898)        (172,550)       (1,507,830)         (338,195)

Provision for income taxes                (1,533)          (2,179)           (3,219)           (4,009)
                                     -----------        ---------        ----------        ----------

Loss for the period                   (1,353,431)        (174,729)       (1,511,049)         (342,204)

Deficit, beginning of period,
as previously reported                                                   (1,513,805)         (780,704)
Adjustment for change in accounting
policy for foreign
exchange (note 1(b))                                                        (12,274)                -
                                                                        -----------       -----------
Deficit, beginning of period,                                            (1,526,079)         (780,704)
as restated

Adjustment for change in
accounting policy for
goodwill (note 1(a))                                                     (1,530,767)                -
                                                                        -----------       -----------

Deficit, end of period                                                  $(4,567,895)      $(1,122,908)
                                                                        ===========       ============

Basic & Diluted loss per
common share                         $    (13.45)       $   (1.78)      $    (15.06)      $     (3.51)
                                     ===========        =========        ==========       ============
Weighted average number of
common shares
outstanding (in thousands)               100,594           98,144           100,348            97,464
                                     ===========        =========        ==========       ============

                            See accompanying Notes to Consolidated Condensed
                                           Financial Statements

                                AT&T CANADA INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (in thousands of dollars)
                                  (unaudited)


                                                                   THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                                        JUNE 30,                           JUNE 30,
                                                                  2002             2001              2002             2001
                                                              -----------        ---------        ----------        ----------
                                                                                  (Note 1                            (Note 1
                                                                                 restated)                           restated)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
   Loss for the period                                        $(1,353,431)      $(174,729)       $(1,511,049)        $(342,204)

   Adjustments required to reconcile loss to cash flows
   from operating activities:
      Depreciation and amortization                                91,074         112,701            182,100           221,049
      Write-down of long-lived assets (note 9)                  1,203,228               -          1,203,228                 -
      Write-down of long-term investments (note 7)                 11,855               -             11,855                 -
      Provision for restructuring to be paid in future
         periods (note 9)                                          63,486               -             63,486                 -
      Accretion of senior discount note interest                   39,411          35,345             79,318            69,931
      Amortization of debt issuance costs                           2,549           3,992              5,090             7,982
      Amortization of deferred gain on termination of cross
      currency swaps and forward contracts                         (2,903)           (816)            (4,574)             (816)
      Loss on sale of investments                                   1,502           9,375              1,502             9,375
      Unrealized foreign exchange gain                            (80,551)        (17,304)           (80,054)          (17,304)
      Other                                                          (507)         (2,421)            (1,188)           (1,440)
                                                              -----------       ---------        -----------         ---------
                                                                  (24,287)        (33,857)           (50,286)          (53,427)

      Change in non-cash working capital                           30,721          23,932           (125,672)            2,465
                                                              -----------       ---------        -----------         ---------

   Net cash generated by (used in) operating activities             6,434          (9,925)          (175,958)          (50,962)

INVESTING ACTIVITIES:
   Acquisitions, net of cash (bank indebtedness) acquired               -         (20,502)                 -           (20,502)
   Dispositions of investment (net of disposition costs)            2,200           3,401              2,200             3,401
   Additions to property, plant and equipment                     (19,265)        (90,587)           (74,072)         (214,983)
   Additions to other assets                                         (116)         (3,305)               (62)           (8,053)
                                                              -----------       ---------        -----------         ---------
   Net cash used in investing activities                          (17,181)       (110,993)           (71,934)         (240,137)

FINANCING ACTIVITIES:
   Issue of share capital, net of issue costs                      11,559          12,688             23,815            27,928
   Termination of cross currency swaps and forward
   contracts (note 11)                                             85,504         123,965             85,504           123,965
   Issues (repayment) of long term debt                                 -               -                  -           877,230
   Draw from (repayment of) of credit facility                          -        (250,000)            30,000          (250,000)
   Debt issue and credit facility costs (note 8(a))                (1,185)            (62)            (1,257)              (62)
   Increase (decrease) in other long term liabilities                (187)           (330)              (320)             (330)
   Repayment of capital lease                                           -            (828)                 -              (508)
                                                              -----------       ---------        -----------         ---------
   Net cash generated by (used in) financing activities            95,691        (114,567)           137,742           778,223

EFFECT OF EXCHANGE RATE CHANGES ON CASH                            (1,077)         (5,392)            (1,493)           (3,560)
                                                              -----------       ---------        -----------         ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   83,867        (240,877)          (111,643)          483,564
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                    341,784         793,028            537,294            68,587
                                                              -----------       ---------        -----------         ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD                      $   425,651       $ 552,151        $   425,651         $ 552,151
                                                              ===========       =========        ===========         =========

      See accompanying Notes to Consolidated Condensed Financial Statements

Supplemental Information:

Income taxes paid                                             $     2,255       $   1,827          $   4,290         $   3,572
Interest paid                                                 $    25,509       $  18,334          $ 131,818         $  91,302
Class B non-voting shares issued in acquisitions              $         -       $  44,666          $       -         $  44,666

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------


(Dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)


AT&T Canada Inc. (the "Company") was incorporated as MetroNet Communications Corp. ("MetroNet") under the laws of the Province of Alberta and was subsequently continued under the Canada Business Corporations Act. The Company changed its name to AT&T Canada Inc. coincident with the consummation of the combination of MetroNet and AT&T Canada Corp. (formerly AT&T Canada Long Distance Services Company) ("AT&T LDS") and ACC TelEnterprises Ltd. ("ACC") effective June 1, 1999 (the "Strategic Business Combination").

The Company is a holding company, which engages in the telecommunications business in Canada through its subsidiaries, the most significant of which is its 69% owned operating subsidiary, AT&T Canada Corp. The Company's activities in the telecommunications business consist primarily of the development and construction of telecommunications networks for the provision of local and data services, Internet and E-Business solutions and long distance services to businesses in Canada.


1.   SIGNIFICANT ACCOUNTING POLICIES:

     The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 15.

     Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed to include the notes related to elements which have significantly changed in the interim period. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2001.

     The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six month periods ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year.

     These consolidated condensed financial statements are prepared following accounting policies consistent with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2001, except for the following changes in accounting policies:

     (a)  Goodwill and other intangible assets:

          Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section ("HB") 3062 "Goodwill and other Intangible Assets" and HB 1581 "Business Combinations".

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------

          Under the new standards, goodwill and indefinite-life intangible assets are not amortized but are subject to impairment tests annually (or more frequently under certain conditions) using a fair value approach. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

          Under HB 3062, any transitional impairment loss is recognized as a charge to opening deficit at January 1, 2002. During the second quarter, the Company completed its transitional goodwill impairment test and determined that unamortized goodwill of $1,530.8 million as at January 1, 2002, was impaired under the fair value approach. This amount was charged to opening deficit with a corresponding reduction in goodwill (note 6).

          Intangible assets that have definite lives are amortized over their estimated useful lives and tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

          The following table presents the effects on the three and six months ended June 30, 2001 as if the Company had retroactively adopted the change in accounting policy of not amortizing goodwill:


          -----------------------------------------------------------------------------------------------
                                                                Three months ended      Six months ended
                                                                   June 30, 2001          June 30, 2001
          -----------------------------------------------------------------------------------------------
          Reported loss for the period                           $    (174,729)          $    (342,204)

          Add back:

             Goodwill amortization                               $      27,054                  53,003

          ===============================================================================================
          Adjusted loss for the period                           $    (147,675)          $    (289,201)
          ===============================================================================================

          Reported basic and diluted loss per share              $       (1.78)          $       (3.51)
          Goodwill amortization                                           0.28                    0.54

          ===============================================================================================
          Adjusted basic and diluted loss per share              $       (1.50)          $       (2.97)
          ===============================================================================================


     (b)  Foreign currency translation and hedging relationships:

          Effective January 1, 2002, the Company adopted amended HB 1650, which eliminates the deferral and amortization of foreign currency translation gains and losses on long-term monetary items with a fixed or ascertainable life. All exchange gains and losses on long-term monetary items are now included in income.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------

          At December 31, 2001, the Company had approximately $12.3 million of unamortized foreign exchange losses that were affected by this change. Upon adoption, deferred foreign exchange has been reduced by this amount, with a corresponding increase in opening deficit as of January 1, 2002. HB 1650 also requires restatement of prior periods, the effect of which was to decrease the reported net loss for the three and six months ended June 30, 2001 by $17.3 million.

          Effective January 1, 2003, the Company will adopt the new Accounting Guideline, AcG-13, "Hedging Relationships," which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. The Company is currently evaluating the impact of adoption of AcG-13 and has not yet determined the effect of adoption on its results of operations or financial condition.

     (c)  Stock-based compensation:

          Effective January 1, 2002, the Company adopted HB 3870 "Stock-based Compensation and Other Stock-based Payments", which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, awards that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. HB 3870 permits the Company to continue its existing policy of treating all other employee stock options as capital transactions (the settlement method), but requires pro forma disclosure of net earnings and per share information as if the Company had accounted for employee stock options under the fair value method (note 10). The Company has elected to include the pro forma effect of awards granted prior to January 1, 2002. The fair value of stock options issued in the period is determined using the Black-Scholes option pricing model. The adoption of the new section did not impact the interim consolidated financial statements.


2.   BASIS OF PRESENTATION:

     The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("GAAP"). The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

     Recent events, relating to the future ownership and liquidity of the Company, raise doubt about the appropriateness of the use of the going concern assumption in the preparation of the consolidated financial statements.

     During the first quarter of 2002, a group of more than 20 investors claiming to hold more than U.S. $1 billion of the Company's Senior Notes announced that they had organized a committee to express their concerns

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------

     about the Company's business operations and financial prospects. On June 10, 2002, the Company announced its intention to enter into discussions with debt holders to restructure its public debt. Subsequently, on July 29, 2002, the Company also announced that its Board of Directors had formally recognized an "ad hoc" committee representing debtholders of over 60% of the Company's outstanding public debt. The Company's management has commenced discussions with representatives of the ad hoc committee with the intent of achieving a consensual restructuring of its public debt and hopes to complete the re-negotiation of its public debt arrangements by the end of the year.

     On June 25, 2002, AT&T Corp. initiated the process for the purchase of all of the outstanding publicly held shares of the Company that it does not own, in accordance with the terms of the deposit receipt agreement dated June 1, 1999 between MetroNet Communications Corp. (now AT&T Canada Inc.), AT&T Corp., and CIBC Mellon Trust Company ("Deposit Receipt Agreement"). Subsequently on July 18, 2002, AT&T Corp. announced that it has arranged for Tricap Investments Corp., a wholly owned subsidiary of Brascan Financial Corp., to purchase approximately a 63% equity interest and a 50% voting interest in AT&T Canada, and for CIBC Capital Partners ("CIBC") to acquire approximately a 6% equity interest and approximately a 27% voting interest in the shares of AT&T Canada (the "Brascan CIBC Arrangement"). AT&T Corp. also announced that it will retain the balance of its ownership of AT&T Canada, which represents approximately a 31% equity interest and a 23% voting interest, and that it will have a call right on CIBC's voting shares.

     A change of control occurs under the Senior Credit Facility if (i) there is a sale or transfer of the voting shares of the Company that are deposited with the custodian to an entity other than AT&T Corp. or an affiliate thereof, or if there is a cancellation or redemption of any such deposited shares such that following any such sale or transfer, cancellation or redemption, AT&T Corp. and/or its affiliates would beneficially own (as defined in the U.S. SECURITIES EXCHANGE ACT OF 1934) less than 50% on a fully diluted basis of the total voting power of all of the voting shares of the Company and (ii) there is a downgrade of the Company's credit rating by Moody's Investor Services Inc. ("Moody's") or Standard
     & Poor's Rating Services ("Standard & Poor's") mainly attributable to such sale, transfer, cancellation or redemption. A change in control of the Company is an event of default under the Senior Credit Facility.

     The Company's outstanding public debt permits the noteholders to require the Company to repurchase their notes and obligates the Company to make an offer to repurchase the notes upon a change of control as defined in the indenture applicable thereto for 101% of the principal or accreted value. The Company's public debt consists of its 12% and 10 5/8% Senior Notes and its 10 3/4% and 9.95% Senior Discount Notes that were issued by MetroNet prior to the Strategic Business Combination (the "MetroNet Debt") and its 7.65%, 7.625% and 7.15% Senior Notes that have been issued by the Company since the Strategic Business Combination (the "AT&T Canada Debt"). There is a change of control under the MetroNet Debt, if among other circumstances, any "person" or "group" (as defined in the U.S. SECURITIES EXCHANGE ACT
     OF 1934) becomes the "beneficial owner" (as defined in the U.S. SECURITIES EXCHANGE ACT OF 1934) of more than 50% of the total voting power of the Company on a fully diluted basis ("Control"). As a result of the Strategic Business Combination, AT&T Corp. was deemed to have acquired Control of the Company and the

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------

     Company made a change of control repurchase offer to all holders of the MetroNet Debt in June 1999. Thus, if any "person" or "group" other than AT&T Corp. acquires Control of the Company, there will be a further change of control under the MetroNet Debt. Under the AT&T Canada Debt, there will only be a change of control under the identical circumstances as under the Senior Credit Facility.

     The Company believes that the Brascan CIBC Arrangement does not constitute a change of control under the Senior Credit Facility or the AT&T Canada Debt. However, the Company believes that the Brascan CIBC Arrangement could constitute a change of control as defined in the MetroNet Debt, but that is not clear. In light of this uncertainty and its current financial circumstances, the Company does not intend to make a change of control offer to the holders of the MetroNet Debt but will continue its discussions with representatives of its public debt holders, as well as the Company's bank lenders, with a view to reaching agreement on a consensual restructuring of all of the Company's public and bank debt.
     In the event that holders of MetroNet Debt, or lenders under the Senior Credit Facility, were to successfully assert that there was such a change of control, the Company's MetroNet Debt and the Senior Credit Facility would be in default and could be accelerated and declared to be immediately due and payable; in that event the AT&T Canada Debt could be accelerated and declared to be immediately due and payable. If there were found to be a change of control, in its present circumstances, the Company would not have the resources to repay the MetroNet Debt or the AT&T Canada Debt.

     During 2002, the Company amended its Senior Credit Facility. These amendments permit further draws under the revolving term facility upon delivery of a business plan, following the release of the Canadian Radio-television and Telecommunications Commission ("CRTC") "price cap" decision, that demonstrates compliance with the covenants under the Senior Credit Facility and is approved by lenders representing two-thirds of the amount committed. The CRTC issued its Price Cap Decision 2002-34 ("Price Cap Decision") on May 30, 2002. The Company was disappointed with the Price Cap Decision and in order to improve its long term operating results and incorporate the impact of the Price Cap Decision, the Company announced strategic initiatives to position itself for long term success in the Canadian telecommunications industry. The initiatives will result in a reduction of the Company's workforce and the lowering of capital spending (note 9). The impact of the Price Cap Decision and these strategic initiatives were included in the revised operating plan delivered to the Company's bank lenders on July 29, 2002. The revised operating plan projects that the Company will not comply with the EBITDA covenant in its Senior Credit Facility in the fourth quarter of 2002. In that event, if the Company is unable to re-negotiate acceptable covenants, it may be required to repay all amounts drawn under the Senior Credit Facility.

     The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------


3.   ACQUISITIONS AND DISPOSITIONS:

     On June 1, 2001, the Company acquired all of the issued and outstanding shares of MONTAGE eIntegration Inc. ("MONTAGE"). Consideration of $58.4 million was paid on closing, comprised of $13.7 million in cash and $44.7 million represented by 967,355 Class B Non-Voting Shares. In addition, acquisition costs of $1.0 million were incurred. The vendors had the potential to earn up to an additional $30.0 million contingent upon the attainment by June 30, 2002 of certain specified performance targets. As determined at June 30, 2002, no additional contingent consideration was earned.


4.   ACCOUNTS RECEIVABLE SECURITIZATION:

     On February 20, 2002, the Company repurchased, for approximately $100 million, all of the outstanding accounts receivable previously sold in its customer accounts receivable securitization program. The securitization program has not been terminated and may be resumed in the future if certain conditions are satisfied. The securitization agreement includes the requirement that the Company maintains minimum credit ratings from both Moody's and Standard & Poor's.


5.   PROPERTY, PLANT AND EQUIPMENT:

     In the second quarter of 2002, the Company performed an assessment for impairment of the carrying values of its long-lived assets. The assessment was performed due to the recent regulatory decisions affecting the Company's business plan, the deterioration of the economic environment and the substantial decline in market value of companies in the telecommunications services sector.

     An impairment was assessed based on a comparison of the net recoverable amount, based on projected future undiscounted cash flows, to the carrying value of the long-lived assets. The impairment charge of $1,095.0 million for certain property, plant and equipment, predominately telecommunication facilities and equipment, was measured as the deficiency between the carrying value and the net recoverable amount, and has been recorded as a charge to earnings and an increase in accumulated depreciation (note 9).

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------


6.   GOODWILL:

     The change in the carrying amount of goodwill for the six months ended June 30, 2002 is shown below:


     ============================================================================================================
                               Balance                                                                 Balance
                          December 31,        Transitional          Impairment                        June 30,
                                  2001          Impairment   during the period          Other             2002
     ------------------------------------------------------------------------------------------------------------
         Goodwill         $1,639,065          $(1,530,767)        $(108,228)            $(70)         $      -
     ------------------------------------------------------------------------------------------------------------

     During the second quarter, the Company completed its transitional goodwill impairment test as a result of adopting HB 3062, and determined that unamortized goodwill of $1,530.8 million as at January 1, 2002, was impaired under the fair value approach. The one time transitional adjustment for the impairment assessment was charged to opening deficit with a corresponding reduction in goodwill. During the quarter, the Company performed an assessment for impairment of the carrying value of its remaining goodwill due to the circumstances described in note 5. It was determined that the remaining unamortized goodwill of $108.2 million was also fully impaired under the fair value approach.


7.   OTHER ASSETS:


     ==============================================================================================================
                                                                             Accumulated            Net book
     June 30, 2002                                               Cost       amortization               value
     --------------------------------------------------------------------------------------------------------------
     Debt issuance costs                                 $     79,603         $   32,276        $     47,327
     Non-compete agreement                                     32,500             32,497                   3
     Long-term investments                                      1,044                  -               1,044
     Other                                                     19,041              5,543              13,498
     --------------------------------------------------------------------------------------------------------------
                                                         $    132,188         $   70,316        $     61,872
     ==============================================================================================================


                                                                             Accumulated            Net book
     2001                                                        Cost       amortization               value
     --------------------------------------------------------------------------------------------------------------
     Debt issuance costs                                 $     78,926         $   27,602        $     51,324
     Retained interest on accounts receivable
       securitization                                          49,829                  -              49,829
     Non-compete agreement                                     32,500             28,435               4,065
     Long-term investments, at cost                            10,745                  -              10,745
     Other                                                     20,407              4,132              16,275
     --------------------------------------------------------------------------------------------------------------
                                                         $    192,407         $   60,169        $    132,238
     ==============================================================================================================

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------

     Included in other assets were identifiable intangible assets in the amount of $8.9 million as at June 30, 2002 (December 31, 2001 - $14.8 million), subject to amortization.

     During the quarter, the Company determined there was an other than temporary decline in the value of its long-term investments and other assets, and recorded a write-down of $8.8 million and $3.1 million, respectively. The determination was based on recent market valuations.

     During the quarter, the Company sold its remaining interest in Shared Technologies of Canada for net proceeds of $2.2 million.


8.   LONG-TERM DEBT:


     ---------------------------------------------------------------------------------------------------------
                                                                               June 30,          December 31,
                                                                                 2002                2001
     ---------------------------------------------------------------------------------------------------------
     12.0% Senior Notes (2002 - U.S. $248.7 million;
       2001 - U.S. $248.6 million)                                          $   377,133          $   395,988
     10.75% Senior Discount Notes (2002 - U.S. $164.2 million;
       December 31, 2001 - U.S. $155.8 million)                                 248,990              248,227
     9.95% Senior Discount Notes (2002  - U.S. $884.1 million;
       2001 - U.S. $842.2 million)                                            1,340,497            1,341,482
     10.625% Senior Notes (2002 - U.S. $225.0 million;
        2001 - U.S. $225.0 million)                                             341,145              358,380
     7.65% Senior Notes (2002 - U.S. $1,000.0 million;
        2001 - U.S. $1,000.0 million)                                         1,516,200            1,592,800
     7.15% Senior Notes                                                         150,000              150,000
     7.625% Senior Notes (2002- U.S. $250.0 million;
        2001 - U.S. $250.0 million)                                             379,050              398,200
     Senior credit facilities                                                   200,000              170,000
     Capital lease obligations                                                   19,977               19,591
     ---------------------------------------------------------------------------------------------------------
                                                                              4,572,992            4,674,668

     Less current portion of capital lease obligations                            2,388                1,930
     ---------------------------------------------------------------------------------------------------------
                                                                            $ 4,570,604          $ 4,672,738
     =========================================================================================================

     At June 30, 2002, principal repayments on long-term debt required in the next five years consist of the following:


     --------------------------------------------------------------------------------------------------------
                                    2002            2003             2004             2005              2006
     --------------------------------------------------------------------------------------------------------
     Senior credit facility          nil       $  15,600      $   184,400
     7.15% Senior Notes                                           150,000
     7.625% Senior Notes                                                     U.S.$ 250,000
     7.65% Senior Notes                                                                      U.S. $1,000,000
     --------------------------------------------------------------------------------------------------------

     (a)  Senior Credit Facilities:

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------

          On May 1, 2002 and subsequently on May 24, 2002, the Senior Credit Facility was amended reducing the total facility from $600 million to $400 million as follows:

          (i) The revolving term facility component was reduced to a maximum of $325 million (or the equivalent U.S. dollar amount thereof) to be used to refinance vendor financing indebtedness in the amount of up to 90% of the cost of telecommunication assets, as defined, acquired by the Company; and

          (ii) The operating facility component of a maximum of $75 million (or the equivalent U.S. dollar amount thereof) to be used for working capital and general corporate purposes of which $25 million is available for letters of credit and $10 million is available for a swingline credit line, was unchanged.

          The total amount drawn on May 1, 2002 and May 24, 2002 was $200 million. Further draws are permitted as follows: $85.5 million is available under the revolving term facility upon delivery of a business plan, following the release of the Price Cap Decision, that demonstrates compliance with the covenants under the Senior Credit Facility and is approved by lenders representing two-thirds of the amount committed; and a further $114.5 million is available under the revolving term facility upon the approval of each lender. On July 29, 2002, the Company delivered the revised business plan to its banking syndicate (note 2). The amendments also required that the Company unwind a sufficient amount of its cross currency interest rate swaps to generate cash proceeds of at least $85.5 million, which were to be used to fund the Company's capital expenditure program. Under the amendments, the maximum allowable out-of-the-money mark-to-market position on the Company's hedged position has been set at $100 million. In May 2002, the Company monetized certain swaptions, cross-currency swaps and forward contracts with notional value totaling U.S. $1,784.5 million for proceeds of $85.5 million (note
          11).

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------


9.   PROVISION FOR RESTRUCTURING AND WRITE-DOWN OF LONG-LIVED ASSETS:



     ======================================================================================================
                                        THREE MONTHS            CUMULATIVE DRAWDOWN        PROVISION AT
                                       ENDED JUNE 30,         CASH           NON CASH        JUNE 30,
                                            2002                                               2002
     ------------------------------------------------------------------------------------------------------
     PROVISION FOR RESTRUCTURING:
     Workforce reduction costs               39,700          7,040                  -         32,660
     Facilities consolidation                30,826              -                  -         30,826
     ------------------------------------------------------------------------------------------------------
                                         $   70,526         $7,040         $        -        $63,486

     WRITE-DOWN OF LONG-LIVED ASSETS:
     Property, plant and equipment        1,095,000              -          1,095,000              -
     Goodwill                               108,228              -            108,228              -

     ------------------------------------------------------------------------------------------------------
                                         $1,273,754         $7,040         $1,203,228        $63,486
     ======================================================================================================

     On May 2, 2002, the Company announced a restructuring plan to bring the Company's cost structure in line with its current and projected revenue base, and to allocate resources to further enhance the service provided to its established customer base. As a result of this formalized plan, the Company recorded a $70.5 million restructuring charge during the second quarter of 2002.

     The charge of $70.5 million comprised $39.7 million for employee severance and $30.8 million related to facilities consolidation. Employee severance costs are the result of a reduction in workforce, announced on May 2, 2002, by approximately 1,000 personnel, achieved through terminations, attrition and non-renewal of contract personnel. These personnel were from various areas across the Company, including administration, network services, customer service, marketing and sales. As at June 30, 2002, 698 workforce reductions had been completed. During the second quarter of 2002, $7.0 million of the employee severance costs have been paid. The remaining liability balance of $32.7 million at June 30, 2002 substantially represents salary continuance payments in accordance with employee severance agreements and/or statutory minimum severance requirements.

     The provision for facilities consolidation represents management's best estimate of the deficiency of expected sublease recoveries over costs associated with certain leased premises being exited as a result of the restructuring plan. These facility leases will expire between 2002 and 2010. The provision will be paid over the remaining term of the leases. Included in long-term liabilities is $20.2 million of this provision.

     In the second quarter of 2002, the Company performed an assessment for impairment of the carrying values of its long-lived assets. Based on this assessment, the Company recorded a charge of $1,095 million and $108.2 million for write-downs of its plant, property and equipment and goodwill, respectively (notes 5 and 6).

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------


10.  SHARE PURCHASE OPTIONS:

     The following table summarizes the Company's stock options outstanding at June 30, 2002:


     =======================================================================================================
                                                                              Exercise            Weighted
                                                     Number of                  prices             average
                                                        shares               per share      exercise price
     -------------------------------------------------------------------------------------------------------
                                                       (000' s)
     Outstanding, December 31, 2001                      8,790           2.25 to 90.00               41.39

     Granted                                               845          37.99 to 48.05               43.38
     Cancelled                                            (689)         14.00 to 90.00               53.04
     Exercised                                          (1,128)          2.25 to 45.95               22.64

     -------------------------------------------------------------------------------------------------------
     Outstanding, June 30, 2002                          7,818           2.25 to 90.00               43.24
     =======================================================================================================

     At June 30, 2002, 5.3 million options were exercisable at a weighted average exercise price of $41.05 per share.

     As permitted by HB 3870, the Company did not adopt the fair value method of accounting for its employee stock option awards. Had the Company adopted the fair value method for employee stock options using the fair value method described in note 1 (c), net loss and loss per share would have increased for the periods as indicated below:


     ========================================================================================================
                                                      Three months ended                 Six months ended
                                                           June 30, 2002                    June 30, 2002
     --------------------------------------------------------------------------------------------------------
     Loss attributable to common
     shareholders - as reported                              $(1,353,431)                     $(1,511,049)

     Stock-based compensation expense                             (6,572)                         (12,648)
     --------------------------------------------------------------------------------------------------------
     Loss attributable to common
     shareholders - pro forma                                $(1,360,003)                     $(1,523,697)
     ========================================================================================================

     Loss per share - as reported                                 (13.45)                          (15.06)
     Loss per share - pro forma                                   (13.52)                          (15.18)
     ========================================================================================================

     Weighted average number of shares
     outstanding (in thousands)                                  100,594                          100,348
     ========================================================================================================


     In the second quarter of 2002, 414,400 options with a weighted average fair value of $17.15 were granted and valued, while in the first six months of 2002, 845,200 options with a weighted average fair value of $15.87 were granted and valued using the Black-Scholes option pricing model with the following weighted average assumptions:

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------


     ========================================================================================================
                                                            Three months ended           Six months ended
                                                                 June 30, 2002              June 30, 2002
     --------------------------------------------------------------------------------------------------------
     Risk free interest rate (%)                                     5.1%                            4.8%
     Expected volatility (%)                                        31.5%                           31.3%
     Expected life (in years)                                          5                               5
     Expected dividends                                              Nil                             Nil

     ========================================================================================================


     The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models also require estimates which are highly subjective, including expected volatility of the underlying stock. The Company bases estimates of volatility on historical rates trended into future years. Changes in assumptions can materially affect estimates of fair values.


11.  FINANCIAL INSTRUMENTS:

     (a) Fair values of financial assets and liabilities:

         The fair values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and accrued interest payable approximate their carrying values due to the short-term nature of these instruments.

         The fair value of long-term debt, including the attached warrants, at June 30, 2002, was approximately $698.9 million (December 31, 2001 - $3,022.1 million), based on current trading values.

         The fair value of foreign currency options, cross currency swaps and forward contracts at June 30, 2002 was approximately $(3.9) million (December 31, 2001 - $138.8 million), comprising assets of $33.3 million, offset by liabilities of $37.2 million.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------


     (b) Foreign currency risk:

         The Company is exposed to foreign currency fluctuations on its U.S. dollar-denominated debt, cash and cash equivalents. As at June 30, 2002, the Company held the following financial instruments to hedge the following financings:


     ===================================================================================================================
                                            Foreign                            Foreign         Canadian           Fair
                                           currency                           exchange       equivalent         market
                        Financial        obligation                              rates    interest rate          value
     Debt             instruments          notional        Maturity           weighted         weighted       June 30,
     instrument              type             value            date            average          average           2002
     -------------------------------------------------------------------------------------------------------------------
                                       (In millions)                                                      (In millions)

     10.75%                 Cross
       Notes             currency                       November 1,       Cdn. $1.5594
                            swaps       U.S. $125.0            2007      to U.S. $1.00           11.26%          $(5.9)

     9.95%                  Cross
       Notes             currency                          June 15,       Cdn. $1.5431
                            swaps       U.S. $607.5            2008      to U.S. $1.00            9.93%          $ 6.6

     7.65%                  Cross
       Notes             currency                     September 15,       Cdn. $1.4688
                            swaps       U.S. $100.0            2006      to U.S. $1.00            7.40%          $10.0

     -------------------------------------------------------------------------------------------------------------------
                                                                                                                 $10.7
     ===================================================================================================================


     Additional financial instruments:

     In addition to the above financial instruments, as at June 30, 2002, the Company held the following foreign currency options:

     i) A foreign currency option that allows the counterparty to acquire from the Company U.S. $40.0 million at an exchange rate equal to the lesser of (i) the October 31, 2002 spot exchange rate or (ii) Cdn. $1.435 to U.S. $1.00 on November 1, 2002; or on November 1, 2002 to enter into a cross currency swap with the Company which will have the effect of the Company delivering to the counterparty U.S. $2.15 million semi-annually based on a U.S. 10.75% interest rate from May 1, 2003 to November 1, 2007, in exchange for Canadian dollars at a rate of 11.25% on the notional Canadian dollar principal amount.

     ii) A foreign currency option that allows the counterparty to acquire from the Company U.S. $122.0 million at an exchange rate equal to (i) the lesser of the June 15, 2003 spot exchange rate or (ii) Cdn. $1.515 to U.S. $1.00 on June 15, 2003; or on June 15, 2003, to enter into a cross currency swap with the Company which will have the effect of the Company delivering to the counterparty U.S. $6.1 million semi-annually based on a U.S. 9.95% interest rate from

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------

         December 15, 2003 to June 15, 2008, in exchange for Canadian dollars at a rate of 10.45% on the notional Canadian dollar principal amount.

     These foreign currency options were entered into in 2001 in order to monetize the value of two foreign currency options that were unwound in May 2002. As a result, these remaining foreign currency options no longer provide a hedge of the Company's U.S. dollar denominated debt and have been recognized as long term liabilities, stated at fair value. In May 2002, a foreign currency loss of $15.8 million was charged to earnings when the liabilities were first recognized. The changes in fair value of these foreign currency options are recognized in earnings in the period. As at June 30, 2002, the fair value of the foreign currency options was ($14.6) million, and is included in accrued liabilities on the balance sheet.

     In May 2002, the Company monetized certain swaptions, cross-currency swaps and forward contracts with notional value totaling U.S. $1,784.5 million for proceeds of $85.5 million. The termination of these hedges resulted in an increase in the Company's overall foreign currency exposure. The deferred gain of $47.1 million will be recognized in earnings over the remaining term of the underlying debt for which these derivatives were designated as cash flow hedges.


     (c) Interest rate risk:

         The following table summarizes the Company's exposure to interest rate risk:


     ===================================================================================================================

                                                              Fixed interest rate maturing within
     -------------------------------------------------------------------------------------------------------------------
                                         Floating                                             After     Non-interest
     2002                                    rate         1 year       1 - 5 years          5 years          bearing
     -------------------------------------------------------------------------------------------------------------------

     FINANCIAL ASSETS:

     Cash and cash equivalents        $   425,651       $      -        $        -     $          -      $         -
     Accounts receivable                        -              -                 -                -          198,109

     FINANCIAL LIABILITIES:

     Current liabilities                        -          2,388                 -                -          434,471
     Long-term debt                       200,000              -         2,062,839        2,307,765                -
     ===================================================================================================================


              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------



     ===================================================================================================================

                                                              Fixed interest rate maturing within
     -------------------------------------------------------------------------------------------------------------------
                                         Floating                                             After     Non-interest
     2001                                    rate         1 year       1 - 5 years          5 years          bearing
     -------------------------------------------------------------------------------------------------------------------

     FINANCIAL ASSETS:

     Cash and cash equivalents        $   537,294       $      -        $         -      $        -       $        -
     Accounts receivable                        -              -                  -               -           70,640

     FINANCIAL LIABILITIES:

     Current liabilities                        -          1,930                  -               -          406,108
     Long-term debt                       170,000              -          2,145,334       2,357,404                -

     ===================================================================================================================


     (d) Credit risk:

         The Company's financial instruments that are exposed to credit risk are cash and cash equivalents, accounts receivable and financial instruments used for hedging purposes. Cash and cash equivalents, which consist of investments in highly liquid, highly secure money market instruments, are on deposit at major financial institutions. Credit risk with respect to accounts receivable is limited due to the large number of customers to which the Company provides services. Credit risk on hedging instruments is limited as these transactions are only entered into with highly rated bank counterparties.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------


12.  SEGMENTED INFORMATION:

     The Company currently operates in one operating segment, the telecommunications industry in Canada. The Company offers a number of products, delivered through its integrated fibre optics networks, sold by a national sales force, agents and telemarketers and provisioned by one operations group. The Company makes decisions and evaluates financial performance primarily based on its products.

     Revenue by product is as follows:


     ========================================================================================================
                                                      Three months ended                 Six months ended
                                                            June 30,                          June 30,
                                                       2002         2001                2002          2001
     --------------------------------------------------------------------------------------------------------
     Data                                        $  119,459    $ 115,553           $ 235,027    $  238,267
     Local                                           59,708       52,168             119,377        98,434
     Internet and E-Business solutions               50,210       40,094              99,190        77,741
     Other                                            8,508        6,911              13,822        12,669
     --------------------------------------------------------------------------------------------------------
                                                    237,885      214,726             467,416       427,111

     Long distance                                  146,972      160,441             301,272       335,920

     --------------------------------------------------------------------------------------------------------
                                                 $  384,857   $  375,167           $ 768,688    $  763,031
     ========================================================================================================

     During the three and six months ended June 30, 2002, no customers of the Company individually represented more than 10% of the Company's revenues.


13.  RELATED PARTY TRANSACTIONS:

     Services are exchanged between the Company and its shareholders and certain of their subsidiaries. These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------


     Transactions with related parties were as follows:


     ========================================================================================================
                                                      Three months ended                 Six months ended
                                                            June 30,                          June 30,
                                                       2002         2001                2002          2001
     --------------------------------------------------------------------------------------------------------
     Revenue                                      $  39,152     $ 33,572            $ 83,971     $  68,246
     Expenses                                     $  27,284     $ 24,674            $ 54,576     $  55,318
     ========================================================================================================

     Amounts due from and to the above related parties are as follows:

     ========================================================================================================
                                                                              June 30,         December 31,
                                                                                  2002                 2001
     --------------------------------------------------------------------------------------------------------

     Accounts receivable                                                      $ 20,435              $14,958
     Accounts payable                                                           26,189               22,297
     ========================================================================================================


14.  RECLASSIFICATION OF PRIOR PERIOD AMOUNTS

     Certain amounts presented in the prior periods have been reclassified to conform with the presentation adopted in the current year.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------


15. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES:

     The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those in the United States ("U.S. GAAP"), except as outlined below:

     (a) Consolidated statements of operations and consolidated statements of comprehensive loss:

         The application of U.S. GAAP would have the following effect on loss for the year, deficit and basic, and diluted loss per common share as reported:


     ======================================================================================================================
                                                                   Three months ended                 Six months ended
                                                                         June 30,                          June 30,
                                                                    2002         2001                2002           2001
     ----------------------------------------------------------------------------------------------------------------------
     Loss for the period, Canadian GAAP                        $(1,353,431)   $(174,729)          $(1,511,049)   $(342,204)
     Stock-based compensation expense (note 15(a)(iii))               (117)           -                  (272)        (231)
     Impairment of property, plant and equipment (note 15(a)(vi)) (161,000)           -              (161,000)           -
     Gain/(loss) on derivative instruments (note 15(a)(iv))         24,863         (878)               23,810       10,540
     ----------------------------------------------------------------------------------------------------------------------
     Loss for the period, U.S. GAAP before accounting changes   (1,489,685)    (175,607)           (1,648,511)    (331,895)

     Cumulative effect of accounting change,
       adoption of SFAS 142 (note 15(a)(v))                     (1,530,767)           -            (1,530,767)           -

     Cumulative effect of accounting change,
       adoption of SFAS 133 (note 15(a)(iv))                             -            -                     -        4,028
     ----------------------------------------------------------------------------------------------------------------------
     Loss for the period, U.S. GAAP                             (3,020,452)    (175,607)           (3,179,278)    (327,867)

     Opening deficit, U.S. GAAP                                                                    (1,594,518)    (794,180)
                                                                                                 ==========================
     Closing deficit, U.S. GAAP                                                                  $ (4,773,796) $(1,122,047)
                                                                                                 ==========================
     Basic and diluted loss per common share under
        U.S. GAAP:
           Before accounting change                            $    (14.81)   $  (1.79)          $     (16.43)   $   (3.41)
           Cumulative effect of accounting changes                  (15.22)          -                 (15.25)        0.04
     ----------------------------------------------------------------------------------------------------------------------
     Basic & diluted loss per common share under U.S. GAAP     $    (30.03)   $  (1.79)          $     (31.68)   $   (3.37)
     ======================================================================================================================

     Weighted average number of common shares outstanding
     (in thousands)                                                100,594      98,144                100,348       97,464
     ======================================================================================================================

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------


     U.S. GAAP also requires disclosure of a Statement of Comprehensive Income
     (Loss). Comprehensive income (loss) generally encompasses all changes in shareholders' equity except those arising from transactions with shareholders:


     ======================================================================================================================
                                                                   Three months ended                 Six months ended
                                                                         June 30,                          June 30,
     (in thousands of dollars), unaudited                           2002         2001                2002           2001
     ----------------------------------------------------------------------------------------------------------------------
     Loss for the period, U.S. GAAP                            $(3,020,452)   $(175,607)          $(3,179,278)  $(327,867)

     Other comprehensive income, net of tax of nil:
          Cumulative effect of accounting change on
          adoption of SFAS 133 (note 15(a)(iv))                          -            -                     -      21,990

          Unrealized gain(loss) on derivative instruments            7,109       (4,105)               50,066      39,824
     ----------------------------------------------------------------------------------------------------------------------
     Comprehensive loss, U.S. GAAP                            $ (3,013,343)   $(179,712)          $(3,129,212)  $(266,053)
     ======================================================================================================================

          (i) Earnings before interest, taxes, depreciation and amortization, provision for restructuring and write-down of long-lived assets, and earnings(loss) before interest, taxes, depreciation and amortization:

               U.S. GAAP requires that provision for restructuring and write-down of long-lived assets, depreciation and amortization be included in the determination of operating income and does not permit the disclosure of subtotals of the amounts of loss from operations before these items. Canadian GAAP permits the subtotals of the amounts of loss from operations before these items.

          (ii) Statement of cash flows:

               Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by (used in) operations before changes in non-cash working capital items in the consolidated statement of cash flows. U.S. GAAP does not permit this subtotal to be included.

         (iii) Stock-based compensation expense:

               For U.S. GAAP purposes, the Company has chosen to account for stock-based compensations using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation expense for U.S. GAAP purposes has been recognized at the date of share purchases or option grants at the amount by which the quoted market price of the stock exceeds the amount an employee must pay to acquire the stock.

               The Company recorded stock compensation expense of $117 for the quarter (second quarter of 2001- nil) relating to acceleration of the vesting period of certain employee stock option awards that would have otherwise expired unexercisable pursuant to their original terms.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------

               U.S. GAAP requires that pro forma net loss and loss per share information be reported annually as if the Company had adopted the fair value approach under SFAS No. 123. The assumptions and information are consistent with the fair value disclosure requirements under Canadian GAAP as shown in note 10.

          (iv) Gain/(loss) on derivative instruments:

               For U.S. GAAP purposes, the Company follows SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138 ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Accumulated Other Comprehensive Income ("AOCI") and are recognized in the income statement when the hedged item affects earnings. The AOCI account forms a component of shareholders' equity. Changes in fair values of derivative instruments not designated as hedging instruments and ineffective portion of hedges, if any, are recognized in earnings in the current period.

               During the quarter ended March 31, 2001, the Company recognized a one-time transition gain of $26.0 million which represents the net effect of recognizing the market value of the Company's derivative portfolio of $84.5 million (consisting of assets of $98.2 million and liabilities of $13.7 million), the derecognition of the unamortized balance of swaption premiums of $17.6 million and the derecognition of deferred foreign exchange losses of $40.9 million as at December 31, 2000. The portion of the one-time transition gain that relates to derivatives designated and qualifying as cash flow hedges, totalling $22.0 million was recognized in the AOCI account and will be reclassified into earnings over the life of the underlying hedged items, of which the last expires in June 2008. The portion of the one-time transition gain related to derivatives not designated as hedges, totalling $4.0 million, was recognized in earnings as the cumulative effect of the accounting change on adoption of SFAS 133.

               For the quarter ended June 30, 2002, as a result of SFAS 133 relative to Canadian GAAP, the Company realized a gain of $24.9 million (loss of $18.2 million in 2001) primarily due to the net effect of foreign exchange gains on debt not hedged under U.S. GAAP of $20.8 million, the recognition of gains that had been deferred to AOCI relating to the intrinsic value of swaptions which are no longer designated as Cash Flow Hedges of $5.1 million, the favourable net change in time value of the swaptions of $5.0 million, offset by the unfavourable net change in the fair market value of derivatives not designated as hedging instruments of $5.5 million.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------


               Foreign currency risk:

               The Company enters into various financial instruments including swaptions and cross currency swaps to manage its exposure to changes in currency exchange rates related to its U.S. dollar-denominated debt.

               The Company has designated derivatives with a net notional value of U.S. $832.5 million as cash flow hedges which hedge the foreign currency risk of cash flows relating to U.S. dollar-denominated debt with a face value of the same amount. These cash flow hedges were and are expected to continue to be highly effective in hedging foreign currency rate risk.

               As at June 30, 2002, the fair value of the derivatives designated as cash flow hedges was $10.7 million consisting of assets of $33.3 million and liabilities of $22.6 million.

               Other derivatives:

               In addition the Company holds two foreign currency options with a notional value totaling U.S. $162.0 million. These foreign currency options were entered into in 2001 in order to monetize the value of two foreign currency options that have now been unwound (note 11). As a result, these remaining foreign currency options no longer provide a hedge to the Company's U.S. dollar denominated debt and are no longer designated as Cash Flow Hedges. In May 2002, the deferred gain in AOCI relating to these foreign currency options of $5.1 million was fully recognized in earnings.

               In May 2002, the Company unwound certain swaptions, cross-currency swaps and forward contracts with notional value totaling U.S. $1,784.5 million for proceeds of $85.5 million (note 11). The related AOCI balances of the derivatives unwound represented a deferred gain of $37.5 million. This gain is being recognized in earnings over the remaining term of the underlying debt for which these derivatives were designated as Cash Flow Hedges. The termination of these hedges resulted in an increase in the Company's overall foreign currency exposure.

           (v) Goodwill and other intangible assets:

               Effective January 1, 2002, the Company adopted SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible assets", which are substantially consistent with equivalent Canadian GAAP HB 1581 "Business Combinations" and HB 3062 "Goodwill and Other Intangible Assets", except that under U.S. GAAP, the transitional goodwill impairment charge of $1,530.8 million is recognized in earnings as a cumulative effect of a change in accounting policy.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------


          (vi) Impairment of property, plant and equipment:

               Effective January 1, 2002, the Company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which was issued in October 2001. The statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-lived assets to Be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). Statement 144 retains the fundamental provisions in Statement 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale. It also provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. Statement 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). There was no effect on adoption of SFAS No. 144 on the Company's results of operations and financial position. In the three months ended June 30, 2002, a writedown of property, plant, and equipment was recorded (Note 15(a)) as follows:

               SFAS No. 144 requires the measurement of an impairment charge to be based on the excess of the carrying value over the fair value of the assets, while Canadian GAAP measures the impairment as the excess of the carrying value over the net recoverable amount of the assets. The difference in the basis of measurement resulted in an additional impairment charge of $161 million under U.S. GAAP.


     (b) Other disclosures:

          (i) Accounts receivable are net of an allowance for doubtful accounts of $26.1 million (December 31, 2001 - $24.3 million) at June 30, 2002.

          (ii) Recent accounting pronouncements:


               (i) Accounting for costs associated with exit or disposal
                   activities:

                   In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------


                   of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently assessing the impact of SFAS No. 146 on its financial position and results of operations.

            (ii)   Accounting for asset retirement obligations:

                   In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. The statement is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company does not believe that the adoption of SFAS No. 143 will have a material effect on its results of operations and financial position.


16. OTHER COMMITMENTS AND CONTINGENCIES:

     (a) Litigation:

         During the first quarter of 2002, a group of more than 20 investors claiming to hold more than U.S. $1 billion of the Company's Senior Notes announced that they had organized as a committee to express their concerns about the Company's business operations and financial prospects.

         On May 9, 2002, a group of institutional investors holding approximately $458 million of AT&T Canada's public notes announced that it had filed an oppression application in the Ontario Superior Court of Justice asserting that the conduct of AT&T Canada and its directors has been oppressive and unfairly prejudicial to, and has unfairly disregarded the interests of AT&T Canada's noteholders. The investors also stated that the application is supported by other AT&T Canada noteholders holding an additional $250 million of AT&T Canada's notes. Among other things, the application seeks the following relief: replacement of all current directors of AT&T Canada or orders regulating the conduct of current directors; an order restraining AT&T Canada from collapsing any "in the money" foreign currency hedging positions; and an order requiring AT&T Canada and its directors to preserve assets and liquidity pending a restructuring.

         On June 10, 2002, the Company announced its intention to enter into discussions with debtholders to restructure its public debt. Subsequently, on July 29, 2002, the Company also announced that its Board of Directors had formally recognized an "ad hoc" committee representing debtholders of over 60% of the Company's outstanding public debt. The Company's management has commenced meetings with representatives of the ad hoc committee toward the Company's goal of achieving a consensual restructuring of its public debt and hopes to complete the re-negotiation of its public debt arrangements by the end of the year.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------

         Subsequent to the commencement of discussions with this ad hoc committee, the company and those bondholders who initiated litigation against it have agreed to suspend the litigation pending progress in the restructuring discussions.

     (b) Contractual commitments:

         Under the terms of its operating lease agreements for fibre optics maintenance, operating facilities, equipment rentals, minimum purchase commitments under supply contracts and customer contracts, and professional fee retainers, the Company is committed to make the following payments for the years ending December 31, as follows:

================================================================================
2002                                                                  $  203,179
2003                                                                     206,083
2004                                                                     139,414
2005                                                                      93,449
2006                                                                      78,469
Thereafter                                                               341,735
--------------------------------------------------------------------------------
                                                                      $1,062,329
================================================================================


17.  SUBSEQUENT EVENT

     On July 29, 2002, the Company announced a further workforce reduction of approximately 270 personnel. These measures are the result of amending the May 2nd strategic initiative to reflect the Company's evaluation of the impact of the Price Cap Decision. The Company will record a provision for the costs associated with these reductions in the third quarter of 2002.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)


FORWARD-LOOKING STATEMENTS

THIS DISCUSSION AND ANALYSIS EXPLAINS AT&T CANADA INC.'S (THE "COMPANY" OR "AT&T CANADA") FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2002 COMPARED WITH THE THREE AND SIX MONTHS ENDED JUNE 30, 2001, AND IS INTENDED TO HELP SHAREHOLDERS AND OTHER READERS UNDERSTAND THE DYNAMICS OF THE COMPANY'S BUSINESS AND THE KEY FACTORS UNDERLYING ITS FINANCIAL RESULTS. CERTAIN STATEMENTS IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") AND CONSOLIDATED CONDENSED FINANCIAL STATEMENTS CONSTITUTE FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE
FOLLOWING: LIQUIDITY, THE COMPANY'S FUTURE OWNERSHIP, THE REGULATORY ENVIRONMENT, COMPETITION, AND TECHNOLOGICAL CHANGES.


OVERVIEW

The Canadian telecommunications industry continues to experience significant changes, challenges and opportunities. Intense competition, a downturn in the economy, pressure on capital markets and major changes in the regulatory environment have challenged the financial viability and, in some cases, have led to the failure of numerous competitive local exchange carriers ("CLECs").

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission ("CRTC") issued its Price Cap Decision 2002-34 ("Price Cap Decision"). The Price Cap Decision only marginally improves the telecommunications marketplace for competitors. The Company believes that the Price Cap Decision effectively alters government policy as it relates to competition in telecommunications and in doing so ignores current market realities. The result is that the CRTC has failed to take the steps necessary to create balance in the telecommunications marketplace. Further, the CRTC has significantly overstated the positive impact of the Price Cap Decision on competitors, including the Company. As a result, the Company is considering appealing the Price Cap Decision and continues to evaluate the Price Cap Decision to that end.

In order to improve its long term operating results and incorporate the impact of the Price Cap Decision, the Company announced strategic initiatives to position itself for long term success in the Canadian telecommunications industry. These initiatives focus on building the Company's operating efficiencies in those businesses in which the Company can earn the highest returns and on ensuring it has the right capital structure to support its operating base, and at the same time, working to achieve a sustainable regulatory environment. Operating initiatives will result in a reduction of the Company's workforce by 1,287 personnel (1,017 personnel announced May 2nd and 270 personnel announced July 29th), and the lowering of capital spending to no more than $170 million in 2002.

The impact of the Price Cap Decision and the Company's strategic initiatives, stated above, were included in the revised operating plan delivered to the Company's bank lenders on July 29, 2002. The revised operating plan projects that the Company will not comply with the EBITDA covenant in its Senior Credit Facility in the fourth quarter of 2002. In that event, if the Company is unable to re-negotiate acceptable covenants, it may be required to repay all amounts drawn under the Senior Credit Facility.

In July 2002, the Company initiated discussions with its public debtholders and its bank lenders with a view to achieving a consensual restructuring of its public debt. Additionally the debtholders who initiated litigation against AT&T Canada have agreed to suspend the litigation, pending progress in the restructuring discussions. On June 25, 2002, AT&T Corp. initiated the process for the purchase of all of the outstanding publicly held shares of the Company that it does not own, in accordance with the terms of the Deposit Receipt Agreement. Subsequently on July 18, 2002, AT&T Corp. announced that it has arranged for Tricap Investments Corp., a wholly owned subsidiary of Brascan Financial Corp., to purchase approximately a 63% equity interest and a 50% voting interest in AT&T Canada, and for CIBC Capital Partners ("CIBC") to acquire approximately a 6% equity interest and approximately a 27% voting interest in the shares of AT&T Canada (the "Brascan CIBC Arrangement"). AT&T Corp. also announced that it will retain the balance of its ownership of AT&T Canada, which represents approximately a 31% equity interest and a 23% voting interest, and that it will have a call right on CIBC's voting shares. For further discussion on the change of control as it relates to the Brascan CIBC Arrangement, refer to the "Risks & Uncertainties" section below.

These events, relating to the Company's future ownership and liquidity raise doubt about the appropriateness of the use of the going concern assumption in the preparation of the consolidated financial statements.

RESULTS OF OPERATIONS

THREE AND SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO THREE AND SIX MONTHS ENDED JUNE 30, 2001

KEY FINANCIAL DATA:


                                                             THREE MONTHS ENDED                         SIX MONTHS ENDED
                                                      JUNE 30, 2002     JUNE 30, 2001          JUNE 30, 2002     JUNE 30, 2001
     ============================================================================================================================
                                                         (Unaudited)         (Unaudited)          (Unaudited)       (Unaudited)
     REVENUE
          Data                                           $  119,459          $  115,553          $   235,027        $  238,267
          Local                                              59,708              52,168              119,377            98,434
          Internet and E-Business solutions                  50,210              40,094               99,190            77,741
          Other                                               8,508               6,911               13,822            12,669
                                                         --------------------------------        -------------------------------
                                                            237,885             214,726              467,416           427,111
          Long Distance                                     146,972             160,441              301,272           335,920
                                                         --------------------------------        -------------------------------
     TOTAL REVENUE                                       $  384,857          $  375,167          $   768,688        $  763,031
                                                         ================================        ===============================
     SERVICE COSTS                                       $  251,056          $  245,462          $   506,225        $  492,653

     GROSS MARGIN                                        $  133,801          $  129,705          $   262,463        $  270,378
     GROSS MARGIN %                                            34.8%               34.6%                34.1%             35.4%

     SELLING, GENERAL AND ADMINISTRATIVE COSTS
       ("SG&A")                                           $  83,318          $  104,157          $   173,955        $  213,271

     EBITDA(1) BEFORE PROVISION FOR RESTRUCTURING AND
       WRITEDOWN OF LONG-LIVED ASSETS                     $  50,483          $  25,548           $    88,508        $   57,107

     PROVISION FOR RESTRUCTURING AND WRITEDOWN OF LONG-
       LIVED ASSETS                                       1,273,754                  -             1,273,754                 -

     LOSS FROM OPERATIONS                               $(1,314,345)         $ (87,153)          $(1,367,346)       $ (163,942)

     NET LOSS                                           $(1,353,431)         $(174,729)          $(1,511,049)       $ (342,204)
     ============================================================================================================================

     (1) EBITDA is a financial measure of operational profitablility commonly used in the telecommunications and other industries and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with Canadian or U.S. GAAP. The Consolidated Condensed Statement of Operations provides a reconciliation of EBITDA to net loss.


REVENUE

The Company's proportion of revenue from data, local and Internet and E-Business solutions and other services grew to 62% and 61% of total revenue in the second quarter of 2002 and the first six months of 2002, respectively, from 57% and 56% in the second quarter of 2001 and the first six months of 2001, respectively. The Company's proportion of revenues from long distance services declined to 38% and 39% in the second quarter of 2002 and the first six months of 2002, respectively, from 43% and 44% in the comparable period in the prior year.

Data revenue remained relatively stable, with growth of $3,906 or 3.4% to $119,459 in the second quarter of 2002 from $115,553 in the second quarter of 2001, and a decrease of $3,240 or 1.4% to $235,027 in the first six months of 2002 from $238,267 in the first six months of 2001. Data revenue is comprised of Data VPN Frame Relay (the Company's virtual private network product), high speed data (MACH), Asynchronous Transfer Mode ("ATM"), Transparent LAN revenues and telecommunication equipment sales.

Local voice revenue increased by $7,540 or 14.5% to $59,708 in the second quarter of 2002 from $52,168 in the second quarter of 2001. Local voice revenue increased by $20,943 or 21.3% to $119,377 in the first six months of 2002 from $98,434 in the first six months of 2001. During the second quarter of 2001, the Company acquired the rights to a customer base from the receiver of an insolvent Canadian CLEC, resulting in the addition of 42,430 new local lines. Local lines in service as at June 30, 2002 totaled 556,128 compared to 470,125 as at June 30, 2001.

Internet and E-Business solutions revenue increased by $10,116 or 25.2% to $50,210 in the second quarter of 2002 from $40,094 in the second quarter of 2001. Internet and E-Business solutions revenue increased by $21,449 or 27.6% to $99,190 in the first six months of 2002 from $77,741 in the first six months of 2001. This increase was due primarily to the Company's strategic acquisition of MONTAGE eIntegration Inc. in June 2001. Internet and E-Business solutions revenue increased to 13.0% and 12.9% of total revenue in the second quarter of 2002 and the first six months of 2002 from 10.7% and 10.2% in the second quarter of 2001 and the first six months of 2001.

Other revenue increased by $1,597 or 23.1% to $8,508 in the second quarter of 2002, from $6,911 in the second quarter of 2001. Other revenue increased by $1,153 or 9.1% to $13,822 in the first six months of 2002, from $12,669 in the first six months of 2001. Other revenue comprises equipment sales and call centre revenue. This increase was due to higher equipment sales, offset partially by the sale of certain call centres in 2001.

Long distance ("LD") revenue decreased by $13,469 or 8.4% to $146,972 in the second quarter of 2002 from $160,441 in the second quarter of 2001. LD revenue decreased by $34,648 or 10.3% to $301,272 in the first six months of 2002 from $335,920 in the first six months of 2001. The decrease was due to lower prices per minute and lower volume. LD prices decreased by 6.2% and 8.6% in the second quarter of 2002 and the first six months of 2002 over the same periods in the previous year, while LD minutes dropped by 2.4% and 1.9%, respectively.


SERVICE COSTS AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The Company's principal operating expenses consist of service costs; selling, general and administrative costs ("SG&A"); and depreciation and amortization. Service costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance agreements, right-of-way fees, municipal access fees, hub site lease expenses, costs of service personnel and leases of utility space in buildings connected to the Company's networks. SG&A expenses include the costs of sales and marketing personnel, promotional and advertising expenses and corporate administrative expenses.

Service costs increased by $5,594 or 2.3% to $251,056 in the second quarter of 2002, from $245,462 in the second quarter of 2001. Service costs increased by $13,572 or 2.8% to $506,225 in the first six months of 2002, from $492,653 in the first six months of 2001. This increase was due to the costs related to higher local volume, strategic acquisitions in 2001, higher telecommunications equipment sales and higher international LD rates, offset, in part, by cost reductions as the contribution rate reduced from 4.5% to 1.4% on an interim basis, effective January 1, 2002.

Gross margin increased by $4,096 or 3.2% to $133,801 in the second quarter of 2002, from $129,705 in the second quarter of 2001 and decreased by $7,915 or 2.9% to $262,463 in the first six months of 2002, from $270,378 in the first six months of 2001. These changes were mainly due to the impact of the above mentioned changes in service costs.

SG&A expenses decreased by $20,839 or 20.0% to $83,318 in the second quarter of 2002, from $104,157 in the second quarter of 2001. SG&A expenses decreased by $39,316 or 18.4% to $173,955 in the first six months of 2002, from $213,271 in the first six months of 2001. These decreases were primarily due lower salaries, wages and discretionary costs from the Company initiated workforce reductions and a decreased level of uncollectible accounts. Included in SG&A expenses were certain incremental professional fees aggregating $2.6 million in the first six months of 2002.


EBITDA(1) BEFORE PROVISION FOR RESTRUCTURING AND WRITE-DOWN OF LONG-LIVED ASSETS

EBITDA before provision for restructuring and write-down of long-lived assets increased to $50,483 in the second quarter of 2002 from $25,548 in the second quarter of 2001, and increased to $88,508 in the first six months of 2002 from $57,107 in the first six months of 2001. On a percentage of revenue basis, EBITDA before provision for restructuring and write-down of long-lived assets grew to 13.1% in the second quarter of 2002 from 6.8% in the second quarter of 2001, and grew to 11.5% in the first six months of 2002 from 7.5% in the second quarter of 2001.


PROVISION FOR RESTRUCTURING AND WRITE-DOWN OF LONG-LIVED ASSETS

During the second quarter of 2002, the Company recorded a provision of $70.5 million comprised of $39.7 million for employee severance and $30.8 million related to facilities consolidation. Employee severance costs are the result of a reduction in workforce, announced on May 2, 2002, by approximately 1,000 personnel, achieved through terminations, attrition and non-renewal of contract personnel. These personnel were from various areas across the Company, including administration, network services, customer service, marketing and sales. As at June 30, 2002, 698 workforce reductions had been completed. As at June 30, 2002, $7.0 million of the employee severance costs have been paid. The remaining liability balance of $32.7 million at June 30, 2002 primarily represents salary continuance payments in accordance with employee severance agreements and/or the statutory minimum requirements.

The provision for facilities consolidation represents management's best estimate of the deficiency of expected sublease recoveries over costs associated with certain leased premises being exited as a result of the restructuring plan. These facility leases will expire between 2002 and 2010. The provision will be paid over the remaining term of the leases. Included in long-term liabilities is $20.2 million of this provision.

In the second quarter of 2002, the Company performed an assessment for impairment of the carrying values of its long-lived assets, including goodwill. The assessment was performed due to the recent regulatory decisions affecting the Company's business plan, deterioration of the economic environment and the substantial decline of



(1) EBITDA is a financial measure commonly used in the telecommunications and other industries and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with Canadian or U.S. GAAP. The Consolidated Statement of Operations provides a reconciliation of EBITDA to net loss.

market value of companies in the telecommunications services sector. Based on this assessment, the Company recorded a charge of $1,095 million and $108.2 million for write-downs of its property, plant and equipment and goodwill, respectively. The $108.2 million of goodwill relates to the Company's E-Business solutions group. (See notes 5,6, and 9 to the consolidated condensed financial statements).

On July 29, 2002, the Company announced a further workforce reduction of approximately 270 personnel. These measures are the result of amending the May 2nd strategic initiative to reflect the Company's evaluation of the impact of the Price Cap Decision. The Company will record a provision for the costs associated with these reductions in the third quarter of 2002.


DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense decreased to $91,074 and $182,100 for the second quarter and the first six months of 2002, compared to $112,701 and $221,049 for the second quarter and the first six months of 2001. The decrease was primarily due to the adoption of the new accounting standard, HB 3062, which no longer requires amortization of goodwill and indefinite lived intangible assets, offset by increased depreciation from capital asset additions.


LOSS FROM OPERATIONS

The Company's loss from operations increased by $1,227,192 and $1,203,404 for the second quarter of 2002 and the first six months of 2002 primarily due to the write-down of long-lived assets, the provision for restructuring, offset by lower amortization from the adoption of the new accounting standard, which no longer requires amortization of goodwill and indefinite lived intangible assets and improvements in EBITDA.

INTEREST INCOME AND EXPENSE

Interest income decreased to $2,192 and $4,463 in the second quarter and the first six months of 2002 from $7,096 and $ 8,605 in the second quarter and the first six months of 2001. The decreases was due to lower average cash and short-term deposits during the second quarter and the first six months of 2001 compared with the same periods in the prior year.

Interest expense increased to $105,952 in the second quarter of 2002 from $103,066 in the second quarter of 2001. Of this amount, cash interest represented $25,509, $39,411 represented accretion on the senior discount notes, $2,549 represented amortization of debt issue costs, $3,721 represented other interest costs and the remaining $34,762 represented accrued interest. The increase was due to higher average long term debt in the quarter.

Interest expense increased to $212,090 in the first six months of 2002 from $191,362 in the first six months of 2001. Of this amount, cash interest represented $131,818, $79,318 represented accretion on the senior discount notes, $5,090 represented amortization of debt issue costs, $4,133 represented other interest costs, offset by a change in accrued interest of $8,269 in the first six months of 2002. The increase was due to higher average long term debt in the first six months of 2002.

FOREIGN EXCHANGE GAIN (LOSS)

Effective January 1, 2002, AT&T Canada adopted the new accounting standard HB 1650 that requires certain unrealized foreign currency translation gains and losses be included in current earnings. In the second quarter and the first six months of 2002, the Company recorded foreign currency translation gains of $79,552 and $80,844, respectively. These gains were mainly the result of an increase in the amount of unhedged U.S. dollar denominated debt due to the swap monetization in May 2002, and the appreciation in the Canadian dollar relative to the U.S. dollar during the period. The foreign exchange gain in the second quarter and first six months of 2001 was $15,140 and $19,401, respectively.

WRITE-DOWN OF LONG-TERM INVESTMENTS AND OTHER ASSETS

During the quarter, the Company determined there was an other than temporary decline in the value of its long-term investments and other assets and recorded a write-down of $11.9 million.


OTHER INCOME (EXPENSES)

Other expenses were $1,490 and $1,846 for the second quarter of 2002 and the first six months of 2002 compared to other expenses of $4,567 and $10,897 for the second quarter and the first six months of 2001.


NET LOSS

The Company's net loss increased by $1,178,702 and $1,168,845 for the second quarter of 2002 and the first six months of 2002 primarily due to increased loss from operations, the write-down of long-term investments and other assets, and higher interest expenses partially offset by increased foreign exchange gains.


LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATING ACTIVITIES

During the second quarter of 2002, net cash generated by operating activities was $6,434, including changes in non-cash working capital of $30,721. During the second quarter of 2001, net cash used in operating activities was $9,925, including changes in non-cash working capital of $23,932.

During the first six months of 2002, net cash used in operating activities was $175,958, including changes in non-cash working capital of ($125,672), mainly due to the repurchase of the accounts receivable sold in a securitization program in the amount of $100 million. During the first six months of 2001, net cash used in operating activities was $50,962, including changes in non-cash working capital of $2,465.


CAPITAL EXPENDITURES

Planned capital spending in 2002 is expected to be no more than $170 million. The continued maintenance and build out of its existing networks in targeted markets will continue to require new capital spending. The Company has substantially completed the build out of its network that is capable of delivering a broad range of advanced data, voice and Internet services to customers in targeted geographic areas. The Company believes that ownership of high capacity networks will enhance its future financial performance and longer-term profitability.

Cash expenditures on property, plant and equipment during the second quarter and the first six months of 2002 totaled $19,265 and $74,072 compared to $90,587 and $214,983 for the second quarter and the first six months of 2001, respectively. The lower spending level in 2002 was the result of the substantial completion of the Company's local and long haul network during 2001. In 2002, the Company's capital spending program will focus on enhancing its high quality networks and on incremental success based investments.

LIQUIDITY

The Company used cash of $10,747 and $247,892 to fund operations, capital spending and corporate development activities during the second quarter and first six months of 2002, respectively.

On June 4, 2002, Moody's Investor Services Inc. ("Moody's") downgraded the Company's Senior Unsecured Debt to Ca. On June 14, 2002, Standard & Poor's Rating Services ("Standard and Poor's") downgraded the Company's Senior Unsecured Debt to CC.

The Company's Senior Credit Facility includes financial and other covenants, such as restrictions on the Company's ability to incur additional indebtedness, permit or incur liens, sell assets, make investments or pay dividends. Events of default include defaults under other indebtedness, non compliance with the covenants described in note 9 of the Company's 2001 audited consolidated financial statements, receipt of an opinion on its financial statements by independent auditors with an impermissible qualification (as defined in the Credit Agreement), and in certain circumstances, change in control of the Company resulting in the Company being owned by an entity other than AT&T Corp, as defined in the Credit Agreement. The financial covenants include the maintenance of certain prescribed levels of Consolidated Senior Debt to Total Capitalization and Minimum Consolidated EBITDA, and effective June 30, 2003, Consolidated Senior Debt to Consolidated EBITDA and Consolidated EBITDA to Consolidated Cash Debt Service, all as defined in the Senior Credit Facility documentation. The Company is currently in compliance with all covenants under the Senior Credit Facility.

On May 1, 2002 and May 24, 2002, the Senior Credit Facility was amended, reducing the total facility from $600 million to $400 million. The total amount drawn on May 1, 2002 and May 24, 2002 was $200 million. The revolving term facility component was reduced to $325 million from $525 million. The $75 million operating facility component was unchanged. Further draws would be permitted as follows: $85.5 million would be available under the revolving term facility upon delivery of a business plan, following the release of the CRTC "Price Cap" decision, that demonstrates compliance with the covenants under the Senior Credit Facility and is approved by lenders representing two-thirds of the amount committed; and a further $114.5 million would be available under the revolving term facility upon the approval of each lender. The amendment also required that the Company unwind a sufficient amount of its cross currency interest rate swaps to generate cash proceeds of at least $85.5 million, which will be used to fund the Company's capital expenditure program. The Company successfully met this requirement by May 24, 2002. Under the amendment, the maximum allowable out-of-the-money mark-to-market position on the Company's hedged position has been set at $100 million.

The CRTC issued its Price Cap Decision on May 30, 2002. The Company was disappointed with the Price Cap Decision and in order to improve its long term operating results and incorporate the impact of the Price Cap

Decision, the Company announced strategic initiatives to position itself for long term success in the Canadian telecommunications industry. The initiatives will result in a reduction of the Company's workforce and the lowering of capital spending. The impact of the Price Cap Decision and these strategic initiatives were included in the revised operating plan delivered to the Company's bank lenders on July 29, 2002. The revised operating plan projects that the Company will not comply with the EBITDA covenant in its Senior Credit Facility in the fourth quarter of 2002. In that event, if the Company is unable to re-negotiate acceptable covenants, it may be required to repay all amounts drawn under the Senior Credit Facility.

The terms of certain of the Company's outstanding debentures specify that new debt may be used only for certain purposes, including to fund capital asset additions but cannot fund more than 90% of the cost of such capital asset additions. The balance of the Company's capital funding must come from operations, proceeds from the issuance of equity and other sources. The Company expects to fund capital expenditures during 2002 with the proceeds from the 2001 Senior Notes and with the proceeds from the monetization of foreign exchange contracts. The terms of the Company's outstanding debentures require the Company to fund its operating and working capital requirements, including cash interest payments, from cash on hand, advances under its Senior Credit Facility to the extent of the operating facility thereunder, and proceeds from the issuance of equity including employee stock options. The Company expects to continue to receive further cash from the exercise of employee stock options. Between the second quarter of 2002 and the closing of the Brascan CIBC Arrangement, proceeds from employees exercising in the money stock options will generate cash in excess of $240 million.

A default under the MetroNet Debt, as a result of a change of control event occurring, will result in a cross-default with the Company's International Swap Dealers Association ("ISDA") agreements, governing the terms of the Company's foreign currency financial instruments. A default under the ISDA agreements will require that all the Company's financial instruments are terminated immediately and that the mark-to-market amount of the financial instruments be determined and paid. If the Company's financial instruments are in an "in-the-money" position, the Company will receive payment from the counterparty, according to the terms of the ISDA. If the Company's financial instruments are in an "out-of-the-money" position, the Company must pay this obligation to the counterparty, according to the terms of the ISDA. As at June 30, 2002, the Company's financial instruments represented an "out-of-the-money" position of $3.9 million. The termination of the Company's financial instruments will result in an increase in the Company's overall foreign currency exposure such that all of the Company's U.S. dollar debt service requirements would not be hedged.

The Company holds two foreign currency options ("swaptions") that no longer qualify as hedges against the Company's U.S. dollar denominated debt. The terms of the swaptions allow the counterparty the option to acquire from the Company U.S. $40 million and U.S. $122 million on October 31, 2002 and June 15, 2003, respectively at the lesser of a fixed foreign exchange rate, as identified in the swaption confirmation, or the spot exchange rate at the time, in exchange for Canadian dollars. Or, the counterparty may have the option to enter into five-year cross currency swaps that would require the Company to deliver fixed sums of U.S. dollars on a semi-annual basis at a fixed foreign exchange rate, as determined by the swaption confirmations, in exchange for Canadian dollars. To fulfil its obligations under the swaptions, the Company may be required to purchase U.S. dollars in the open market at foreign exchange rate less favourable to those specified by the swaption agreements. This may result in significant foreign exchange losses to be realized by the Company.

The Company has issued significant amounts of U.S. dollar-denominated debt and is therefore exposed to the risk of fluctuations in the relationship between the value of Canadian and U.S. dollars. At June 30, 2002, the U.S.

dollar denominated debt amounted to $2.8 billion (Cdn $4.2 billion). To hedge its foreign currency exposure, the Company has financial instruments consisting of cross currency interest rate swaps, which the Company evaluates on an ongoing basis. The termination of certain swaptions, cross-currency swaps and forward contracts resulted in an increase in the Company's overall foreign currency exposure. At June 30, 2002, the Company had hedged 30.9% of its U.S. dollar debt service requirements to 2008.

RISKS & UNCERTAINTIES

(a)  FUTURE OWNERSHIP

The Strategic Business Combination provides for the purchase of the outstanding shares of the Company by AT&T Corp. and/or a third party at AT&T Corp.'s discretion any time prior to July 1, 2003. In the event that foreign ownership restrictions are lifted, in whole or in part, on or before June 30, 2003, AT&T Corp. is obligated to purchase or to arrange for a third party affiliated with AT&T Corp. to purchase the outstanding shares of the Company up to the extent permitted by law subject to certain limitations in the Deposit Receipt Agreement. At any time prior to July 1, 2003, AT&T Corp. may elect to purchase or cause to be purchased, by any third party, all of the outstanding shares. A change in control of the Company, resulting in the Company being owned by an entity other than AT&T Corp. could trigger a right of the holders of certain of its debt obligations thereof to require the repurchase thereof and could trigger an acceleration of the maturity of its obligations under the Senior Credit Facility.

A change of control occurs under the Senior Credit Facility if (i) there is a sale or transfer of the voting shares of the Company that are deposited with the custodian to an entity other than AT&T Corp. or an affiliate thereof, or if there is a cancellation or redemption of any such deposited shares such that following any such sale or transfer, cancellation or redemption, AT&T Corp. and/or its affiliates would beneficially own (as defined in the U.S. SECURITIES EXCHANGE ACT OF 1934) less than 50% on a fully diluted basis of the total voting power of all of the voting shares of the Company and (ii) there is a downgrade of the Company's credit rating by Moody's or Standard & Poor's mainly attributable to such sale, transfer, cancellation or redemption. A change in control of the Company is an event of default under the Senior Credit Facility.

The Company's outstanding public debt permits the noteholders to require the Company to repurchase their notes upon a change of control as defined in the indenture applicable thereto for 101% of the principal or accreted value. The Company's public debt consists of its 12% and 10 5/8% Senior Notes and its 10 3/4% and 9.95% Senior Discount Notes that were issued by MetroNet prior to the Strategic Business Combination (the "MetroNet Debt") and its 7.65%,
7.625% and 7.15% Senior Notes that have been issued by the Company since the Strategic Business Combination (the "AT&T Canada Debt"). There is a change of control under the MetroNet Debt if, among other circumstances, any "person" or "group" (as defined in the U.S. SECURITIES EXCHANGE ACT OF 1934) becomes the "beneficial owner" (as defined in the U.S. SECURITIES EXCHANGE ACT OF
1934) of more than 50% of the total voting power of the Company on a fully diluted basis ("Control"). As a result of the Strategic Business Combination, AT&T Corp. was deemed to have acquired Control of the Company and the Company made a change of control repurchase offer to all holders of the MetroNet Debt in June 1999. Thus, if any "person" or "group" other than AT&T Corp. acquires Control of the Company, there will be a further change of control under the MetroNet Debt. Under the AT&T Canada Debt, there will only be a change of control under the identical circumstances as under the Senior Credit Facility.

On June 25, 2002, AT&T Corp. initiated the process for the purchase of all of the outstanding publicly held shares of the Company that it does not own, in accordance with the terms of the Deposit Receipt Agreement. Subsequently on July 18, 2002, AT&T Corp. announced that it has arranged for Tricap Investments Corp., a wholly owned subsidiary of Brascan Financial Corp., to purchase approximately a 63% equity interest and a 50% voting interest in AT&T Canada and for CIBC Capital Partners ("CIBC") to acquire approximately a 6% equity interest and approximately a 27% voting interest in the shares of AT&T Canada (the "Brascan CIBC Arrangement"). AT&T Corp. also announced that it will retain the balance of its ownership of AT&T Canada, which represents approximately a 31% equity interest and a 23% voting interest and that it will have a call right on CIBC's voting shares.

The Company believes that the Brascan CIBC Arrangement does not constitute a change of control under the Senior Credit Facility or the AT&T Canada Debt. However, the Company believes that the Brascan CIBC Arrangement could constitute a change of control as defined in the MetroNet Debt, but that is not clear. In light of this uncertainty and its current financial circumstances, the Company does not intend to make a change of control offer to the holders of the MetroNet Debt but will continue its discussions with representatives of its public debtholders, as well as the Company's bank lenders, with a view to reaching agreement on a consensual restructuring of all of the Company's public and bank debt. In the event that holders of MetroNet Debt, or lenders under the Senior Credit Facility, were to successfully assert that there was such a change of control, the MetroNet Debt and the Senior Credit Facility would be in default and could be accelerated and declared to be immediately due and payable; in that event the AT&T Canada Debt could be accelerated and declared to be immediately due and payable. If there were found to be a change of control, in its present circumstances, the Company would not have the resources to repay the MetroNet Debt or the AT&T Canada Debt.

(b)  LITIGATION

During the first quarter of 2002, a group of more than 20 investors claiming to hold more than U.S. $1 billion of the Company's Senior Notes announced that they had organized as a committee to express their concerns about the Company's business operations and financial prospects.

On May 9, 2002, a group of institutional investors holding approximately $458 million of AT&T Canada's public notes announced that it had filed an oppression application in the Ontario Superior Court of Justice asserting that the conduct of AT&T Canada and its directors has been oppressive and unfairly prejudicial to, and has unfairly disregarded the interests of AT&T Canada's noteholders. The investors also stated that the application is supported by other AT&T Canada noteholders holding an additional $250 million of AT&T Canada's notes. Among other things, the application seeks the following relief: replacement of all current directors of AT&T Canada or orders regulating the conduct of current directors; an order restraining AT&T Canada from collapsing any "in the money" foreign currency hedging positions; and an order requiring AT&T Canada and its directors to preserve assets and liquidity pending a restructuring.

On June 10, 2002, the Company announced its intention to enter into discussions with debtholders to restructure its public debt. Subsequently, on July 29, 2002, the Company also announced that its Board of Directors had formally recognized an "ad hoc" committee representing debtholders of over 60% of the Company's outstanding public debt. The Company's management has commenced meetings with representatives of the ad hoc committee toward the Company's goal of achieving a consensual restructuring of its public debt and hopes to complete the re-negotiation of its public debt arrangements by the end of the year.

Subsequent to the commencement of discussions with this ad hoc committee, the company and those bondholders who initiated litigation against it have agreed to suspend the litigation pending progress in the restructuring discussions.

(c)  REGULATORY ENVIRONMENT

The Company is subject to regulation by Canada's telecommunications regulatory authority, the CRTC, pursuant to the provisions of the Telecommunications Act and, to a lesser extent, the Radiocommunication Act, administered by Industry Canada. The government has a stated objective of achieving sustainable competition in the telecommunications industry. However, there can be no assurance of the impact on the Company of any future rulings of either the CRTC or Industry Canada.


(d)  COMPETITION

The Company expects to continue to face intense competition in all of its markets for its existing and planned services from, among others, the incumbent local exchange carriers and competitive entrants.


(e)  TECHNOLOGY CHANGES

The telecommunications industry is subject to rapid changes in technology and customer demands with respect to provision of innovative products and services at competitive prices. The Company's success will be impacted by its ability to anticipate, invest in and implement new technologies at the levels of service and prices that customers demand. Although the Company has invested in state of the art technology, there can be no assurance that the Company's technologies will satisfy future requirements of customers and that the Company will not have to make additional capital investments to upgrade or replace its existing technology.


(f)  FOREIGN EXCHANGE

The Company has significant U.S. dollar debt service requirements to 2008 which, as at June 30, 2002, the Company had hedged 30.9%. The remaining 69.1% of the Company's U.S. dollar debt service requirements are exposed to foreign currency fluctuations between the value of the Canadian and U.S. dollar. The Company may face increased debt service costs if the Canadian dollar weakens significantly against the U.S. dollar versus current levels. For a one cent change in the value of the Canadian dollar, there will be approximately a $20 million currency gain (loss) as applicable.

(g)  AT&T BRAND AND TECHNOLOGY

The Company is licensed by AT&T Corp. to use the "AT&T" brand and related trade-marks and AT&T Corp. technology through a number of trade-mark and technology license agreements. Under their current terms, most of these agreements will terminate upon the closing of the Brascan CIBC Arrangement expected to close in the fourth quarter of 2002. The Company intends to commence discussions with AT&T Corp. regarding the extension or re-negotiation of these agreements.

SIGNIFICANT ACCOUNTING ESTIMATES

On an on-going basis, the Company evaluates its estimates, including those related to useful lives of property, plant and equipment and the related estimates of future cash flows to evaluate the recoverability of such long lived assets, customer receivables, allowance for doubtful accounts, taxes, provisions for restructuring, pensions and other post-retirement benefits, contingencies and litigation. The Company bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

The preparation of the consolidated financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.


RECENT PRONOUNCEMENTS

BUSINESS COMBINATIONS, AND GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section ("HB") 1581 "Business Combinations", and HB 3062 "Goodwill and Other Intangible Assets". The new sections are substantially consistent with equivalent U.S. pronouncements, SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets", issued by the Financial Accounting Standards Board ("FASB") in July 2001.

HB 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. Adoption of HB 1581 did not affect the result of operations as the Company currently accounts for all business combinations under the purchase method.

HB 3062 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment using a fair value approach rather than the undiscounted cash flow approach previously used. During the second quarter, the Company completed its transitional goodwill impairment test and determined that unamortized goodwill of $1,530.8 million as at January 1, 2002, was impaired under the fair value approach. This amount was charged to opening retained earnings with a corresponding reduction in goodwill.

See additional discussion in Note 1(f)(v) to the 2001 consolidated financial statements, and Notes 1(a) and 6 to the 2002 consolidated condensed financial statements.


FOREIGN CURRENCY TRANSLATION AND HEDGING RELATIONSHIPS

Effective January 1, 2002, the Company adopted amended HB 1650, which eliminates the deferral and amortization of foreign currency translation gains and losses on long-term monetary items with a fixed or ascertainable life. At December 31, 2001, the Company had approximately $12.3 million of unamortized foreign exchange losses that were affected by this change. Upon adoption, deferred foreign exchange has been reduced by this amount, with a corresponding increase in opening deficit as of January 1, 2002. HB 1650 also requires restatement of prior periods, the effect of which was to decrease the reported net loss for the three months and six months ended June 30, 2001 by $17.3 million.


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

Effective January 1, 2003, the Company will adopt the new Accounting Guideline, AcG-13, "Hedging Relationships," which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and effective, where hedging relationships do not meet these requirements hedge accounting must be discontinued. The Company is currently evaluating the impact of adoption of AcG-13 and has not yet determined the effect of adoption on its results of operations or financial condition.

See additional discussion in Note 1(h) to the 2001 consolidated financial statements and Note 1(b) to the 2002 consolidated condensed financial statements.


STOCK-BASED COMPENSATION

Effective January 1, 2002, the Company adopted the new HB 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. HB 3870 permits the Company to continue its existing policy of treating all other employee stock options as capital transactions (or settlement method), but requires pro forma disclosure of net earnings and per share information as if the Company had accounted for employee stock options under the fair value method. The adoption of the new section did not impact the interim consolidated financial statements.

See additional discussion in Note 1(i)(iv) to the 2001 consolidated financial statements and Note 1(c) to the 2002 consolidated condensed financial statements.


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